

October 18, 2012

Via E-mail
Carlos E. Alberini
Chief Executive Officer
Restoration Hardware Holdings, Inc.
15 Koch Road, Suite J
Corte Madera, CA 94925

> **Re:** **Restoration Hardware Holdings, Inc.**
> **Amendment No. 6 to Registration Statement on Form S-1**
> **Filed October 11, 2012**
> **Responses Dated October 9, 2012 and October 17, 2012**
> **File No. 333-176767**

Dear Mr. Friedman:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Supplemental Response dated October 17, 2012

1. We note the disclosure under "Prospectus Summary—Recent Developments" on page 3 that you may include in a subsequent amendment regarding your partial third quarter results of operations, and it appears that the presentation of these preliminary results in isolation provides investors with an incomplete picture of your financial results. Accordingly, we have the following comments:

    - Please advise us why you believe that presenting your estimated increase in net revenues without providing estimated disclosure regarding changes in other financial statement line items during the same period, such as costs of goods sold or income from operations, is appropriate and does not provide investors with an incomplete picture of your results of operations.

- To the extent you include disclosure regarding your estimated increases in comparable store and direct sales, please discuss the way(s) in which these results are consistent with or different from your results of operations in prior periods. Please also expand your disclosure to explain both quantitatively and qualitatively the factors that you believe have contributed to the increases in comparable store and direct sales. The nature of any unusual or non-recurring items that have impacted or are expected to impact the preliminary results should also be disclosed.

- We note your statement in your proposed disclosure that "these preliminary results could change materially." If you choose to disclose preliminary results, you should be able to assert that the actual results are not expected to vary materially from that reflected in the preliminary results. Accordingly, please remove this statement, as it implies that investors should not rely on the information presented, or explain why the presentation of this information alongside a disclaimer that the preliminary financial information could differ materially provides meaningful disclosure to investors.

Please also confirm your understanding that if, prior to the effective date of your registration statement, more precise numbers become available as you conduct your financial closing procedures for the quarter ended October 27, 2012, or your financial statements for the most recent quarterly period become available, they should be included in your registration statement.

Amendment No. 6 to Registration Statement on Form S-1

General

2. Page 6 indicates you will effectuate a stock split prior to the offering. When the terms of the stock split are finalized, please revise your entire document to give retrospective effect to the split. Further, if the application of this transaction to your financial statements will prevent your auditor from expressing an opinion on the financial statements at the time of filing, please file a draft report in the form that will be expressed at effectiveness. The draft report should be accompanied by a signed preface stating that the auditor expects to be in a position to issue the report in the form presented at effectiveness. Please note that no registration statement can be declared effective until the preface is removed and the report is finalized. Please refer to SAB Topic 4.C.

Summary Historical Consolidated Financial and Operating Data, page 13

3. We note you elected to change your accounting policy related to your stock-based compensation expense methodology. We also note you retrospectively applied the change in your financial statements. Tell us what necessitated this change in accounting principle at this time considering your initial filing of this registration statement was made on September 9, 2011. In this regard, we would like to better understand your basis

in justifying this as an allowable alternative accounting principle pursuant to ASC 250-10-45-2(b). Please tell us if there were other factors you considered besides the peer company analysis you recently performed. Also, please summarize for us the peer companies that use the graded vesting method. If other peer companies are using the graded vesting method, then tell us how you reasonably concluded one method is being predominately used in the industry.

4. Notwithstanding the above comment, we note the change in accounting principle has significantly improved your net loss for the fiscal year ended January 29, 2011, and improved your net income for the year ended January 28, 2012. Please revise to <u>prominently</u> disclose the effects of this change in accounting principle on your net income (loss) for all periods presented in your summary historical consolidated financial and operating data on page 13 in addition to your footnote disclosure.

Risk Factors, page 18

Risks Related to Our Business, page 18

We may be exposed to risks and costs . . . ., page 29

5. We note your disclosure that you are not fully compliant with PCI Data Security Standards. Please disclose whether this non-compliance has resulted in financial or operational consequences imposed on you by any individual payment brands or processors. Please disclose any material costs associated with such non-compliance, including any costs associated with becoming compliant with PCI Data Security Standards. In this regard, please clarify whether you intend to become compliant with PCI Data Security Standards.

Critical Accounting Policies and Estimates, page 74

6. We read your response letter dated October 9, 2012 addressing comment 16 in our letter dated June 18, 2012. Please revise to update your disclosure regarding the factors underlying the significant differences between the fair values of your previously issued Home Holdings units and the estimated IPO price.

Certain Relationships and Related Party Transactions, page 120

Stockholders Agreement, page 122

7. We note your disclosure that Home Holdings expects to nominate two observers to the board of directors. We also note that Mr. Friedman will have board observer rights. Please briefly describe the rights, if any afforded to board observers.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Kohl, Staff Attorney, at (202) 551-3252 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: Gavin Grover, Esq.
        Morrison & Forester LLP

        Stewart McDowell
        Gibson, Dunn & Crutcher LLP